March 20, 2008

Mail Stop 4561

Mr. Michael W. Dosland
President and Chief Executive Officer
First Federal Bankshares, Inc.
329 Pierce Street
Sioux City, Iowa 51101

Re: First Federal Bankshares, Inc.
**   Item 4.02 Form 8-K**
**   Filed February 25, 2008**
**   File Number: 000-25509**

Dear Mr. Dosland:

We have reviewed your response to our comment letter dated February 28, 2008 and have the following comments.

Form 8-K, filed February 25, 2008

1. We note your response to comment one from our letter dated February 28, 2008. As it relates to your investment in the trust-preferred pooled security (Trapeza 2006-10A D2), which was recently downgraded to triple-C, please address the following to further support how you concluded that this security was not other-than-temporarily impaired as of December 31, 2007:

   - Please provide us with your sensitivity analysis of the cash flows you prepared as mentioned in your response. Specifically, explain how the diverse source of cash flows, subordination, and over-collateralization inherent in the structure of this security have allowed for you to conclude that no impairment exists. Additionally, please tell us how you determined the future default scenarios used in this analysis, and how they are representative of the market conditions that currently exist and of those conditions that are expected to exist in the future periods included in your analysis; and

- We note that the market value of this security is $1.875 million and has an unrealized loss of $3.27 million, or 64% of its amortized cost as of December 31, 2007. Please tell us further how you considered the market value of this security, which is reflective of the credit rating of this issuer, the subordination and the current valuation of the underlying collateral, is not representative of the true valuation of this security and therefore requires you to record an other-than-temporary impairment.

2. We note your response to comment two from our letter dated February 28, 2008. Please revise Item 4 of your amended 10-Q filing to disclose how you determined that your disclosure controls and internal controls over financial reporting were effective. This disclosure should be similar to that provided in your response to this comment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, please call me at (202) 551-3484.

Sincerely,

John A. Spitz
Senior Staff Accountant